UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[ x ]             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001

[    ]            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934


                         Commission File Number 0-19231


A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:

                REDWOOD EMPIRE BANCORP 401(K) PROFIT SHARING PLAN


B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

                             REDWOOD EMPIRE BANCORP
                              111 Santa Rosa Avenue
                        Santa Rosa, California 95404-4905



       Registrant's telephone number, including area code: (707) 573-4800





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                                                                              1.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have (or other persons who administer the employee benefit plan) duly caused this annual report to be signed by the undersigned thereunto duly authorized.




                REDWOOD EMPIRE BANCORP 401(K) PROFIT SHARING PLAN




                /s/ James E. Beckwith
      By:      ________________________________________
                James E. Beckwith
                Executive Vice President and
                Chief Operating Officer




















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                                                                              2.
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                                    CONTENTS






REPORT OF INDEPENDENT AUDITORS ............................................   4


FINANCIAL STATEMENTS

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS ......................   6

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS.............   7

     NOTES TO FINANCIAL STATEMENTS ........................................   8


SUPPLEMENTAL SCHEDULES REPORTED

     SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)........  14



EXHIBIT

     EXHIBIT A - CONSENT OF INDEPENDENT AUDITORS..........................   16



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                                                                              3.

                         REPORT OF INDEPENDENT AUDITORS


Redwood Empire Bancorp
401(k) Profit Sharing Plan
Santa Rosa, California

We have audited the accompanying statements of net assets available for benefits of the Redwood Empire Bancorp 401(k) Profit Sharing Plan as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic 2001 financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2001 financial statements taken as a whole.




                                        Crowe, Chizek and Company LLP
South Bend, Indiana
May 17, 2002







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                                                                              4.

                             REDWOOD EMPIRE BANCORP
                           401(k) Profit Sharing Plan

                              FINANCIAL STATEMENTS
                           December 31, 2001 and 2000




























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                                                                              5.


                REDWOOD EMPIRE BANCORP 401(k) Profit Sharing Plan
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------



                                                                                   2001               2000
ASSETS
     Investments, at fair value                                              $     3,763,665    $    3,937,145

     Cash and cash equivalents                                                         5,689                92

     Employer contribution receivable                                                227,882           145,685

                                                                             ---------------    --------------
NET ASSETS AVAILABLE FOR BENEFITS                                            $     3,997,236    $    4,082,922
                                                                             ===============    ==============


















--------------------------------------------------------------------------------
                 See accompanying notes to financial statements.
                                                                              6.

                                           REDWOOD EMPIRE BANCORP 401(k) Profit Sharing Plan
                                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                     Year ended December 31, 2001

------------------------------------------------------------------------------------------------------------------------------------




Additions to net assets attributed to:
      Investment income (loss)
         Net depreciation in fair value of investments                                             $       (591,106)
         Interest and dividends                                                                              82,546
                                                                                                   -----------------
             Total                                                                                         (508,560)

      Contributions
         Employer                                                                                           227,882
         Participants                                                                                       449,020
         Rollovers                                                                                          113,722
                                                                                                   -----------------
             Total                                                                                          790,624
                                                                                                   -----------------

             Total                                                                                          282,064

Deductions from net assets attributed to:
      Benefits paid directly to participants or their beneficiaries                                         348,193
      Expenses                                                                                               19,557
                                                                                                   -----------------
             Total                                                                                          367,750
                                                                                                   -----------------

Net increase (decrease)                                                                                     (85,686)

Net assets available for benefits
      Beginning of year                                                                                   4,082,922
                                                                                                   -----------------
      End of year                                                                                  $      3,997,236
                                                                                                   =================












--------------------------------------------------------------------------------
                 See accompanying notes to financial statements.
                                                                              7.

                REDWOOD EMPIRE BANCORP 401(k) Profit Sharing Plan
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Redwood Empire Bancorp (the "Company") 401(k) Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan, established on January 1, 1987, is a defined contribution plan covering eligible employees of the Company. Employees must be 21 years of age and must have completed 90 days of service to be eligible for participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Contributions: Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

The Plan also allows employer matching and non-matching contributions to be made at the discretion of the Company. The method for determining discretionary employer matching contributions for the years ended December 31, 2001 and 2000, is as follows:

                           2001                      2001                     2000                    2000
Percent                  Employee                  Employer                 Employee                Employer
Match                  Contribution              Contribution             Contribution            Contribution
-------                ------------              ------------             ------------            ------------
100%                  First $600                     $ 600               First $300                  $ 300
75                    Next $1,200                      900               Next $400                     300
50                    Next $2,500                    1,250               Next $800                     400
25                    Next $5,000                    1,250               Next $4,000                 1,000


Therefore, the maximum employer matching contribution per employee for the years ended December 31, 2001 and 2000 was $4,000 and $2,000. There were no employer non-matching contributions during the years ended December 31, 2001 and 2000.

Participant Accounts: Each participant's account is credited with the participant's contributions, allocations of the Company's contribution, and investment earnings. Allocation of the Company contribution is based on participants' compensation, as defined in the Plan. Allocation of investment earnings is based on participants' account balances. Forfeited balances of terminated participants' non-vested accounts must first be used to reduce the Plan's administrative costs and any remaining forfeitures are to be allocated to participant accounts as an employer non-elective contribution. The benefit to which a participant is entitled is the participant's vested account balance.




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                                   (Continued)
                                                                              8.

                REDWOOD EMPIRE BANCORP 401(k) Profit Sharing Plan
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Investment Options: The Plan requires that participant accounts be invested on a self-directed basis in investment products offered by Charles Schwab & Co., Inc., which may include the purchase of the Company's stock.

Vesting: Participants are entitled to the full value of their contributions and earnings thereon at any time. The Plan provides for 20% vesting of the participant's interest in the Company's contributions for each year of service (as defined by the Plan). Upon termination of employment due to retirement, death, disability, or separation from service, the vested balances in the participants' accounts will be distributed to the participants or their beneficiaries in a lump sum, equal periodic installments in the form of an annuity, or any combination thereof, at the election of the participant or their beneficiary.

Withdrawals: A participant in the Plan may make full or partial withdrawals of funds subject to the provisions of the Plan. Terminated employees may also apply for and receive hardship withdrawals from the Plan.

Termination: The Company expects to continue the Plan indefinitely, but reserves the right to amend, suspend or discontinue the Plan in whole or in part at any time by action of the Company's Board of Directors. Upon termination of the Plan, each participant's account would fully vest and be non-forfeitable.

Loan Provisions: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates that range from 8.75 percent to 10.5 percent.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The policies and principles which significantly affect the accounting for net assets and results of operations are summarized below.

Basis of Accounting: The accompanying financial statements are prepared on the accrual basis of accounting.

Cash and Equivalents:  Includes cash and money market accounts valued at cost.






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                                   (Continued)
                                                                              9.

                REDWOOD EMPIRE BANCORP 401(k) Profit Sharing Plan
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

--------------------------------------------------------------------------------

Investments: Investments are stated at fair value as determined by quoted market prices. Realized gains or losses on the sale of investments are recorded on the trade date as the difference between the proceeds received and the current value of the investments at the beginning of the year or their cost if acquired during the year. Net appreciation (depreciation) in fair value of investments includes net unrealized market appreciation and depreciation, net realized gains and losses on the sale of investments during the period, and is net of investment expenses.

Distributions:  Distributions to participants are recorded when paid.

Use of Estimates: In preparing the financial statements of the Plan, management makes estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.


NOTE 3 - INCOME TAXES

The Plan has received a favorable determination letter dated June 10, 1998 from the Internal Revenue Service as to its qualified status. The Plan administrator believes that the Plan is being operated in compliance with applicable requirements of the Internal Revenue Code and the Employee Retirement Income Security Act, and that the trust, which operates with the Plan, is exempt from income tax.


NOTE 4 - ADMINISTRATION COSTS

In accordance with the Plan, all costs and expenses of administering the Plan are borne by the Company to the extent that the costs and expenses exceed the balance in the forfeiture account, except for expenses paid to the recordkeeper and for commissions on investment transactions which are deducted from participant accounts.






--------------------------------------------------------------------------------
                                   (Continued)
                                                                             10.

                REDWOOD EMPIRE BANCORP 401(k) Profit Sharing Plan
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------

NOTE 5 - INVESTMENTS

The following table presents the fair values of investments that represent 5% or more of the Plan's net assets.

                   Investments at Quoted Market Value:                                 2001               2000
                   -----------------------------------                                 ----               ----
              Redwood Empire Bancorp common stock                                 $      441,515    $       243,665
              Firsthand Technology Value Fund                                            375,529            613,020
              Schwab S&P 500 Select Fund                                                 442,223            432,653
              Schwab Retirement Money Fund                                               201,751            195,984
              Strong Corporate Bond Fund                                                 266,228            155,637


The following table presents the net depreciation (including investments bought, sold and held during the year) in fair market value for each of the Plan's investment categories for the year ended December 31, 2001.

              Mutual funds                                                        $     (643,145)
              Common stock                                                                52,039
                                                                                  ---------------
                                                                                  $     (591,106)
                                                                                  ===============

All of the Plan's investments are uninsured.


NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer and certain others.

The Plan's  investments  include  Redwood Empire Bancorp common stock and Schwab
S&P 500 Select Fund and various Schwab money market funds which represent party-in-interest transactions that qualify as exempt prohibited transactions. The number of Redwood Empire Bancorp common stock has been adjusted to reflect the 2001 three-for-two stock split.









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                                   (Continued)
                                                                             11.

--------------------------------------------------------------------------------

                REDWOOD EMPIRE BANCORP 401(k) Profit Sharing Plan
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------


NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS (Continued)

During 2001, the plan sold 3,185 shares of Redwood Empire Bancorp common stock at a range of $17.97 to $25.72 per share. During 2001, 3,267 shares of Redwood Empire Bancorp common stock were purchased at a range of $17.08 to $23.95 per share. Additionally, the Plan sold 3,873 units of Schwab S&P 500 Select Fund at a range of $15.02 to $21.20 per unit. The Plan purchased 7,603 units of Schwab S&P 500 Select Fund at a cost ranging from $15.31 to $20.87 per unit.

At December 31, 2001 and 2000, the Plan held the following party-in-interest investments (at quoted market value):


              Redwood Empire Bancorp
                common stock, 18,021 and
                17,939 shares                           $   441,515   $  243,665

              Schwab S&P 500 Select Fund,
                24,970 and 21,240 units                     442,223      432,653

              Schwab Retirement Money Market Fund
                201,751 and 195,984 units                   201,751      195,984

              Schwab Value Advantage Money Fund
                10,579 and 25,092 units                 $    10,579   $   25,092

              Schwab Money Market Fund
                143,660 and 125,498 units                   143,660      125,498














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                                                                             12.

                            SUPPLEMENTAL INFORMATION

























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                                                                             13.

                REDWOOD EMPIRE BANCORP 401(k) Profit Sharing Plan
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2001

--------------------------------------------------------------------------------

Name of Plan Sponsor:                        Redwood Empire Bancorp
Employer Identification Number:              68-0166366
Three-digit Plan Number:                     001

                                                               (c)
                                                    Description of Investment
                          (b)                       Including Maturity Date,                              (e)
             Identity of Issue, Borrower,         Rate of Interest, Collateral,       (d)(1)            Current
   (a)         Lessor, or Similar Party               Par or Maturity Value            Cost              Value
   ---       ----------------------------         -----------------------------       ------            -------
    *    Redwood Empire Bancorp
           common stock                                     18,021 shares                           $       441,515

         Money Market Accounts
    *      Schwab Retirement Money Fund                    201,751 units                                    201,751
    *      Schwab Value Advantage
             Money Fund                                     10,579 units                                     10,579
    *      Schwab Money Market Fund                        143,660 units                                    143,660

         Mutual Funds
           Artisan International Fund                        9,871 units                                    181,235
           Baron Asset Fund                                  3,604 units                                    160,212
           Firsthand Technology Value Fund                   9,104 units                                    375,529
           GAM International Fund                            6,115 units                                     92,404
           Janus Mercury Fund                                6,185 units                                    128,582
           Montgomery Emerging Markets
             Fund                                            4,007 units                                     34,659
           NB Genesis Fund                                   4,624 units                                     93,999
           Oakmark Fund                                      1,031 units                                     36,355
           Pin Oak Aggressive Stock                          3,050 units                                     72,861
           RS Emerging Growth Fund                           3,376 units                                    108,074
           RS Value Plus Growth Fund                         3,320 units                                     56,665
    *      Schwab S&P 500 Select Fund                       24,970 units                                    442,223
           Sound Share Fund                                  3,089 units                                     94,471
           Strong Corporate Fund                            25,355 units                                    266,228

         Personal Choice Account                          See attached listing                              744,289

         Loans to Participants                            Interest rates
                                                           ranging from
                                                          8.75% to 10.50%                                    78,374
                                                                                                    ---------------

                                                                                                    $     3,763,665
                                                                                                    ===============

*    Denotes party-in-interest.
(1)  Cost is not presented as all investments are participant directed investments.




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                                                                             14.

                                   EXHIBIT A




                        CONSENT OF INDEPENDENT AUDITORS


















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                                                                             15.

                                                                      Exhibit A
                                                                      ---------





                         CONSENT OF INDEPENDENT AUDITORS



We consent to the incorporation by reference in Registration Statement No. 33-35377 of Redwood Empire Bancorp on Form S-8 of our report dated May 17, 2002, on the financial statements of the Redwood Empire Bancorp 401(k) Profit Sharing Plan, which is included in this Annual Report on Form 11-K for the year ended December 31, 2001.

                                           /s/ Crowe, Chizek and Company LLP
                                           Crowe, Chizek and Company LLP

South Bend, Indiana
June 26, 2002











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                                                                             16.